CORRESP 1 filename1.htm

March 2, 2009

Via EDGAR
Angela Crane, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:         Gerber Scientific, Inc.
Form 10-K for the fiscal year ended April 30, 2008
Filed June 27, 2008
Form 10-Q for the quarter ended October 31, 2008
Filed December 8, 2008
File No. 1-05865

Dear Ms. Crane:

This letter is furnished in response to the Staff’s letter, dated January 30, 2009, which provided comments on the above-captioned filings.  We appreciate your input and trust that you will find this letter responsive.  For the Staff’s convenience, we have reproduced below the text of the comments set forth in the Staff’s comment letter, immediately after which we have provided our response.

SEC Comment No. 1 – Form 10-K for the Fiscal Year Ended April 30, 2008; Item 11.  Executive Compensation, page 44; Compensation Discussion and Analysis, page 20

We note your statement on page 20 of the proxy statement that you incorporated by reference into your Form 10-K that you “do not specifically ‘benchmark’ [y]our executive compensation...” However, we note your comparative use of the “peer group” companies’ compensation information and your conclusion on page 21 that the implementation of your three year plan is likely to “bring the long-term compensation component of total executive compensation into line with the market…” Additionally, we note that base salaries for executives are in part meant to “keep the…salary competitive for retention purposes,” and that a salary increase for Mr. Giles was approved in part due to “the Hewett data indicating that Mr. Giles’s base pay and bonus were within market range.” Since you appear to benchmark, please clarify in future filings the extent to which compensation decisions are derived from a comparison to peer companies. Specifically, please expand your disclosure to provide a discussion of what salary range you target at benchmarked companies, where actual payments fall within this targeted range, and to the extent that actual compensation was outside of this range, and an explanation of the reasons for this. Refer to item 402(b)(2)(xiv) of Regulation S-K. Please also include a discussion as to how you benchmark for long-term equity incentive compensation. We note in this regard your disclosure on page 24 that equity grants in 2008 were determined based on “competitive market” information.

Company Response

The Company will comply with the Staff’s comment in future filings.

SEC Comment No. 2 – Form 10-K for the Fiscal Year Ended April 30, 2008; Item 11.  Executive Compensation, page 44; Compensation Discussion and Analysis, page 20

We note in your disclosure on page 20 that the compensation committee considers “relative pay between executive officers, given the complexity and importance of their responsibilities” as a factor in setting executive compensation. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to named executive officers. We refer you to Release 33-8732A, Section II.B.1. For example, we note the disparity between your chief executive officer’s compensation and that of the other named executive officers. In future filings, please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Company Response

The Company will comply with the Staff’s comment in future filings.

SEC Comment No. 3 – Form 10-K for the Fiscal Year Ended April 30, 2008; Item 11.  Executive Compensation, page 44; Compensation Discussion and Analysis, page 20

We note from your discussion under “2008 Annual Incentive Compensation Plan” on page 22 of the proxy statement that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual incentive payments under the 2008 Annual Incentive Compensation Plan in reliance on Instruction 4 to Item 402(b). We further note your statements that revealing such information would be “helpful” to competitors and would provide them with “an advantage.”  Please provide us with a detailed analysis supporting your conclusion that the information is not required to be disclosed, applying the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Company Response

The Company does not believe that it should be required to disclose specific bonus plan performance targets as it believes that such targets may be appropriately omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  As described below, while these targets are quantifiable, their disclosure would result in competitive harm.  The Company will, in future filings, disclose in as much detail as possible how difficult it would be for the named executive officers and the Company to achieve the undisclosed specific performance targets, to the extent that such disclosure will not result in competitive harm.

The Company operates in highly competitive oligopoly markets, in which participants monitor their competitors carefully in an attempt to ascertain information about market strategy, technical developments and financial capacity. One of the biggest challenges for marketing departments in oligopoly industries is to model the strategies of competitors. Of particular importance is the relative value that each competitor places on revenue growth compared to earnings growth. The result of this comparison is a strong predictor of future pricing strategy and of the relative importance placed on earnings versus cash generation and the level of future investment in market development and technology. By tracking bonus target patterns over a period of time, competitors could infer much about the Company’s future strategies. This information would help them build plans to counter those strategies, putting the Company and its shareholders at a significant disadvantage. This disadvantage is magnified by the fact that many of the Company’s principal competitors are foreign companies, not subject to the same reporting requirements as U.S. public companies. Therefore, the Company believes that failing to maintain confidentiality with regard to its corporate targets for revenue, cash flows and earnings would be competitively harmful, a disservice to its shareholders and outside the intent of applicable securities laws.

The Company’s four business units do not operate in identical markets, nor are they positioned in the same manner within the markets that they serve. However, revealing specific bonus targets related to any of these business units would be competitively harmful and provide detailed and valuable information to the Company’s competitors.  As the total compensation of each business unit president varies based on the respective business unit’s performance, any of the business unit presidents could be a named executive officer in a given year. The disclosure of additional detail with respect to performance targets for any business unit could damage its business in many ways, including the ways described below.

Gerber Coburn (“GC”) operates in the ophthalmic lens processing (eye glass) industry. It is a relatively small player in the industry and is trying to gain additional market share from better financed and more powerful global competitors by developing innovative, trade secret (rather than patented) technologies. GC is important to lens blank manufacturers because of its recently developed “free form” lens cutting technology and its potential to develop future non-patented innovations in lens processing (cutting and polishing) technologies.  If the Company sets an aggressive target for cash flow for example, customers and competitors alike could interpret a high cash flow target to imply the Company’s intention to extract cash from this business rather than to continue to invest in it. Therefore, competitors could be encouraged to more aggressively attempt to take market share in the belief that the Company may not, in the future, have new technologies to offer. It might also cause customers to question the wisdom of purchasing GC’s products, if they were to conclude that it was not investing in new product development. Conversely, disclosing a low cash flow target might signal a strategy of greater investment in the business, which would warn competitors that they need to make similar investments, thereby depriving GC of the opportunity to gain market share before competitors could respond.

Gerber Technology (“GT”) operates in the flexible goods (apparel) industry, where it is one of two global competitors. The other principal competitor is a foreign company. The Company believes that both GT and its principal competitor carefully monitor the other’s strategy and analyze each published financial report in continuing vigorous efforts to gain competitive advantage over the other.  Revealing specific targets for GT’s revenue and operating profit would provide valuable strategic information to its principal competitor, such as insights into future product pricing decisions and investment in research and development. While it might be argued that disclosure of bonus targets would not be prejudicial in a market involving multiple competitors of different strength, in a market with only two major players it clearly would inflict competitive harm, particularly when the foreign competitor is not burdened by similar disclosure obligations. Since most sales in this business involve an informal bidding process, such disclosure would help GT’s competitor optimize its pricing strategy.

Gerber Scientific Products (“GSP”) operates in the sign making and specialty graphics industry. Like GC, it is a small player in the ink jet printing business, which is dominated by powerful domestic and foreign competitors. To succeed in this industry in North America, companies must build strong distributor networks, in which distributors look to their suppliers to be innovative and constantly in the vanguard of new or improved technology developments. Revealing bonus targets could affect distributor relationships in a variety of ways. If distributors believe that their suppliers’ operating profit targets are too high, then they could choose to negotiate prices more aggressively or seek to develop relationships with lower cost suppliers. Similarly, disclosure of higher cash flow targets could cause distributors to believe that a supplier has decided to reduce investment in new product development, which could also lead them to look for new suppliers who offer the prospect of stronger products in the future.

The Company’s Spandex business unit is a distributor of sign making and specialty graphic equipment, aftermarket supplies and consumables in Europe, Canada and Australia. It distributes both GSP manufactured equipment, as well as a broad range of third party OEM equipment. Its competitive advantage derives from superior service and product availability. In the past few years it has expanded into new countries. Disclosure of an aggressive revenue target might signal more geographic expansion, putting competitors on warning and giving them a head start to develop defensive strategies. Disclosure of an aggressive cash flow target could be misinterpreted and used by competitors to claim that Spandex had abandoned its commitment to broad equipment product availability. Small customers might object to an aggressive operating profit target as a strategy that would lead to gross margin erosion for their businesses.

These are just a few of the foreseeable ways in which revealing specific business unit bonus targets could cause competitive harm. As stated above, the Company is prepared to provide more detail on the degree of difficulty that each of its named executive officers confronts in such officer’s efforts to achieve bonus targets, including historical information on percentage payouts, but the Company respectfully objects to making any disclosure which would harm its shareholders by making public strategic information that will provide material assistance to its competitors.

SEC Comment No. 4 – Form 10-K for the Fiscal Year Ended April 30, 2008; Consolidated Statement of Operations, page 50

We refer to the profit on disposal of property and equipment of $2.3 million in the fiscal year ended April 30, 2008. We generally believe that gains and losses resulting from write-down or sale of assets previously used in operations should be classified as operating items in the income statement. This treatment appears consistent with the guidance prescribed by SFAS 144, as well. Accordingly, in future filings please classify these items in the operating section of the income statement, or advise us why you consider the present classification appropriate. This comment also applies to your quarterly filings.

Company Response

The Company will classify its future gains and losses resulting from the write-down or sale of assets previously used in operations within operating income in all future quarterly and annual filings.

The profit on disposal of property and equipment of $2.3 million in the fiscal year ended April 30, 2008 was comprised of two items, a gain recognized on the sale of certain operating assets of $1.0 million and a gain recognized on the sale of a vacant parcel of land that was not used in operations of $1.3 million.  The Company will reclassify the $1.0 million gain related to the sale of certain operating assets within operating income for comparative presentation purposes in its Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2009 and in its Annual Report on Form 10-K for its fiscal year ending April 30, 2009.  In regard to the $1.3 million gain recognized on the sale of the vacant parcel of land, the Company believes that this gain should remain in Other Income (Expense), net on its Consolidated Statements of Operations, as this asset was not previously used in operations.

SEC Comment No. 5 – Form 10-K for the Fiscal Year Ended April 30, 2008; Notes to Consolidated Financial Statements, page 54; Note 1. Summary of Significant Accounting Policies, page 54; Revenue Recognition – Product Sales, page 55

We note that the SAB 104 conditions are “generally” met at the time of shipment. Please explain the nature of the conditions that are not met at the time of shipment and clarify your revenue recognition policy in future filings.

Company Response

The Company will revise its revenue recognition policy in future filings with regard to its previous disclosure that SAB 104 conditions are “generally” met at the time of shipment to clarify any ambiguities that the use of this word may have created.  The Company had previously used the word "generally" to indicate that there are certain infrequent instances where all required conditions to recognize revenue under SAB 104 were not met and therefore the Company would not have recognized revenue at the time of shipment, but rather when all the required conditions had been met.  The Company will revise its revenue recognition disclosure related to product sales similar to the following:

“The Company recognizes revenue on product sales at the time of shipment, which is when title and the risks and rewards of ownership of the product transfer to the Company’s customers and all of the criteria per Staff Accounting Bulletin No. 104 (“SAB 104”) are considered to have been met.  If any of these criteria are not met at shipment, which is infrequent, revenue recognition is deferred until such time as all required conditions of SAB 104 have been completed.”

SEC Comment No. 6 – Form 10-K for the Fiscal Year Ended April 30, 2008; Notes to Consolidated Financial Statements, page 54; Note 1. Summary of Significant Accounting Policies, page 54; Revenue Recognition – Product Sales, page 55

In this regard, we note that customer acceptance provisions are “generally” not “substantive” in nature.
•	Please explain what you mean by “generally not substantive.”
•	Describe all remaining installation obligations and explain your reasons for concluding that they are not essential to the functionality of the equipment.
•	Describe any contractual acceptance provisions you have with the customer.
•	Document for us how you have met the criteria outlined in SAB 104 to recognize revenue.

Company Response

The phrase “generally are not substantive in nature” is meant to convey that customer acceptance provisions do not normally include incremental measures or product performance criteria subsequent to shipment of the equipment.  The Company ensures that equipment meets published specifications prior to shipment.  In very limited circumstances, the Company may enter into arrangements that contain customer acceptance provisions which do include incremental measures or product performance criteria outside of published equipment specifications.  In these limited situations, the Company evaluates the provisions on an individual basis.  To the extent the provisions are substantive in nature, revenue recognition is deferred on the transaction until acceptance has occurred and all other SAB 104 criteria are met.

Certain equipment sales may also provide a payment plan that allows for final payment to be due upon installation of the equipment.  The Company believes that the remaining installation obligation is not essential to the functionality of the equipment.  In making this determination, the Company has considered the factors outlined within Question 2 of SAB Topic 13-A (2c) in assessing whether these remaining obligations are inconsequential or perfunctory.  Specifically, the Company notes that they have a demonstrated history of completing installation in a timely manner and reliably estimating their costs, the cost and time to perform the installation for similar contracts is relatively consistent from one instance to another, remaining equipment installation obligations can be performed by the Company, third-party installers or the end customer, the cost of completing the installation is insignificant, and the period between shipment of the equipment and completion of installation is relatively short.  The Company has been able to determine the fair value of this remaining obligation and applies the appropriate accounting for sales with multiple elements per Emerging Issues Task Force Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.  The Company defers installation revenue until the services are performed.

The Company has determined that it has met the criteria outlined in SAB 104 to recognize revenue as the Company's standard sales terms and conditions specify that delivery (and transfer of title and risks and rewards of ownership) occurs at the point of shipment from the Company’s place of business and do not include contractual customer acceptance provisions subsequent to delivery.  The Company uses sales contracts for equipment sales that specify pricing of the product and payment terms are reasonable to conclude that the pricing is fixed and determinable.  Additionally, the Company performs credit assessments of customers as part of its acceptance of an order where credit is extended to determine whether collectibility is reasonably assured.  The Company also requires a significant advance payment (80 to 90 percent of the sales value) prior to delivery on a majority of its equipment sales.

In future filings, the Company will expand its revenue recognition disclosures related to customer acceptance provisions similar to the following:

“Certain equipment sales may provide a payment plan that allows for final payment to be due upon installation of the equipment.  The Company recognizes revenue when it meets the criteria outlined in SAB 104, including that collectibility is reasonably assured.  These conditions are met at the time of shipment.  Additionally, in very limited circumstances, certain equipment sales may provide for customer acceptance provisions that include incremental measures or product performance criteria.  These provisions are evaluated on a case by case base.  To the extent these provisions are deemed to be substantive, the Company defers revenue until acceptance has occurred and all other criteria outlined in SAB 104 are met.”

SEC Comment No. 7 – Form 10-K for the Fiscal Year Ended April 30, 2008; Notes to Consolidated Financial Statements, page 54; Note 1. Summary of Significant Accounting Policies, page 54; Return Policy, page 56

We note you indicate for certain product sales where the right of return exists, you apply the provisions of SFAS 48. Please tell us and revise future filings to disclose your accounting policy. Specifically, in future filings, please describe the criteria for recognizing revenue when the right of return exists rather than merely referring to the accounting literature.

Company Response

The Company offers a right of return for certain aftermarket product sales in the Ophthalmic Lens Processing segment.  The Company utilizes historical returns data and current economic factors to develop an assumed return rate to apply against current period revenue.  Using this calculation, revenue and associated cost of sales are reduced by the estimated expected returns.  In future filings, the Company will revise its revenue recognition disclosures related to its return policy similar to the following:

“The Company has no contractual obligation to accept the return of products sold other than for repair or replacement of defective products, which must be authorized in advance, except for certain aftermarket product sales in the Ophthalmic Lens Processing segment.  The Company recognizes gross revenue from these aftermarket product sales upon shipment and during the same period reduces gross revenue and associated cost of sales by an estimate for sales returns based upon its historical experience and current economic factors.”

SEC Comment No. 8 – Form 10-K for the Fiscal Year Ended April 30, 2008; Notes to Consolidated Financial Statements, page 54; Note 1. Summary of Significant Accounting Policies, page 54; Return Policy, page 56

In this regard, we note on page 38, that you have financing arrangements to assist customers in obtaining leases to purchase your products. We also note that these leases have terms ranging from two to six years and include recourse provisions. Please describe for us the material terms for these arrangements and clarify your revenue recognition policy.

Company Response

The Company, for a small portion of its product sales (less than 1 percent of sales for its prior fiscal year ended April 30, 2008), provides assistance to its customers in obtaining lease financing from third-party financial services institutions.  The financial services institution is the lessor and the customer is the lessee under these financing arrangements.  These sales have been determined to be sales to the third-party financial services institution.  The third-party leasing company remits full payment for the products purchased to the Company.  The Company maintains agreements with the third-party leasing company that subject the Company to recourse provisions in the event of default.  The equipment sold collateralizes the lease receivable.  In the event of default by a customer, the Company has a liability equal to the remaining lease payments owed to the third-party leasing company under these recourse provisions once the third-party lessor makes the equipment available for repossession.  The Company maintains an estimated liability based on historical experience of default of customers using these financing programs.

In future filings, the Company will supplement its revenue recognition disclosure related to product sales under financing arrangements similar to the following:
“The Company, in connection with certain product sales, may provide assistance to its customers in obtaining lease financing from third-party financial services institutions.  These sales have been determined to be direct sales to the third-party financial services institution.  These arrangements may contain recourse provisions, under which the Company is liable to the third-party financial services institution in the event of default by the lessee.  These leases typically have terms ranging from two to six years.  The Company records an estimated recourse liability based upon its historical experience and current economic factors.”

SEC Comment No. 9 – Form 10-Q for the Quarter Ending October 31, 2008; Notes to Consolidated Financial Statements, page 7; Note 4. Acquisitions, page 7

We note that in September 2008 you completed the acquisition of Virtek Vision International, Inc. We assume that the acquired company does not meet the significance criteria set forth under Rules 3-05 (b) and 11-01 (b) of Regulation S-X. Please confirm, and provide all tests of significance and all supporting calculations.

Company Response

The Company confirms that the acquisition of Virtek Vision International, Inc. ("Virtek") did not meet the significance criteria set forth under Rules 3-05(b) and 11-01(b) of Regulation S-X.  Rule 3-05(b) indicates that financial statements of the business acquired shall be filed using the conditions specified in the definition of a significant subsidiary in Rule 1-02(w), substituting different thresholds, beginning at 20 percent.  Rule 11-01(b) defines a significant business combination as one that would be a significant subsidiary pursuant to the conditions specified in Rule 1-02(w), substituting 20 percent for 10 percent.  Please see the tests of significance and supporting calculations below.

Does the registrant's investment in the acquired company exceed 20 percent of total assets of the registrant as of the end of the most recently completed fiscal year? (Investment Test)

The Company's total assets as of April 30, 2008 were $378.5 million; 20 percent of this amount equates to $75.7 million.  The Company's purchase price for Virtek, including transaction costs, was $32.5 million.   Therefore, the Company's investment in Virtek did not exceed 20 percent of total assets.

Does the registrant's share of total assets of the acquired company exceed 20 percent of total assets of the registrant as of the end of the most recently completed fiscal year? (Asset Test)

The Company's total assets as of April 30, 2008 were $378.5 million; 20 percent of this amount equates to $75.7 million.  Virtek's total assets as of its January 31, 2008 fiscal year end were $33.4 million.  Therefore, Virtek's total assets did not exceed 20 percent of the Company's assets as of April 30, 2008.
Does the acquired subsidiary's income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle exceed 20 percent of such income of the registrant for the most recently completed fiscal year? (Income Test)

The Company's income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle for its fiscal year ended April 30, 2008 was $20.8 million; 20 percent of this amount equates to $4.2 million.  Virtek reported a loss from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle for its fiscal year ended January 31, 2008 of $0.8 million.  Therefore, the absolute value of Virtek's loss does not exceed 20 percent of the Company's income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle.

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As requested in the Staff’s January 30th letter, the Company hereby acknowledges that:

(a)
The Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the fiscal year ended April 30, 2008 and Form 10-Q for the quarter ended October 31, 2008;

(b)	Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Once again, we thank you for your comments.  If the Staff should have any additional questions or comments, please feel free to contact John Krawczynski, our Vice President, Chief Accounting Officer and Corporate Controller, directly at (860) 648-8099 or me at (860) 648-8004.

                        Sincerely,

                                                         /s/ Michael R. Elia
                                          Michael Elia
                       Executive Vice President and
                       Chief Financial Officer

cc:      Mr. Dennis Hult, Staff Accountant
Mr. Marc Giles, President and Chief Executive Officer
Mr. John Krawczynski, Vice President, Chief Accounting Officer and Corporate Controller
Mr. William Grickis, Senior Vice President, General Counsel and Secretary
Mr. Jay Wickliff, Vice President, International Human Resources
Gerber Scientific, Inc. Disclosure Committee
Gerber Scientific, Inc. Audit and Finance Committee
Gerber Scientific, Inc. Management Development and Compensation Committee
Mr. Richard Puccio, PricewaterhouseCoopers LLP